SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 17, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the media release which appears immediately following this page.

Media release
Zurich / Basel, November 17, 2009, 07:00 AM
2009 Investor Day: UBS provides update on progress in transforming the firm and announces medium-term Group and divisional objectives
See www.ubs.com/investorday for more information, slide presentations and a live webcast beginning at 0815 CET.
At UBS’s 2009 Investor Day in Zurich today, the Group Executive Board will provide an update on the ongoing transformation of the firm, and the strategy and medium-term targets that will characterize UBS’s return to sustainable profitability.
UBS Group Chief Executive Officer, Oswald J. Grübel, said: “Our strategy represents an evolution in terms of our business portfolio but a revolution in terms of the way we will operate. UBS has great businesses and distinctive strengths that we will build on. We combine the world’s leading wealth management firm and the number one full-service bank in Switzerland with a global investment bank and a global asset manager. We have made tremendous progress in increasing our capital and positioning the Group for renewed growth, but work remains to be done.”
UBS intends to be the leading client-focused global bank. It will strengthen its position as the number one bank for high net worth (HNW) and ultra high net worth (UHNW) private clients and remain the number one bank in Switzerland. In addition, it will be a top-tier bank in every growth region, the leading client-focused investment bank and economically profitable in every segment, market and business in which it operates.
“We are building a new UBS: one that performs to the highest standards and behaves with integrity and honesty; one that distinguishes itself not only through the clarity and reliability of the advice and services it provides but in how it manages and executes. I am convinced that changing the way we engage and serve our clients will enable us to achieve the medium-term financial targets to which we are committing ourselves,” Grübel added.
The continuing transformation of UBS and the execution of the business strategies presented to investors will enable UBS to meet specific goals over the medium term (3-5 years). UBS aims to achieve: approximately CHF15 billion of annual profit before tax; a cost-to-income ratio of 65-70%; and a return-on-equity of 15-20%. The objectives will be subject to market movements and regulatory changes.
“The transformation we are undertaking is a fundamental one and it will not happen quickly. I am determined, however, that we build a firm for sustainable profit and not one to focus only on short-term expectations,” Grübel said.
Specific medium-term targets
As the stabilization of the firm continues, the following medium-term financial targets have been set:

Wealth Management & Swiss Bank	• Operating income of CHF ~14.3 billion
• Profit before tax of CHF ~6.5 billion
• Cost-to-income ratio of ~54%

Wealth Management	• Operating income of CHF ~10 billion
• Profit before tax of CHF ~4.6 billion
• Invested assets >CHF 1 trillion
• Gross margin >100 bps
• Net new money growth of ~5% of invested assets p.a.
• ~4,700 client advisers

Swiss Bank	• Operating income of CHF ~4.3 billion
• Profit before tax of CHF ~1.9 billion
• Cost-to-income ratio of ~54%

Investment Bank (normalized)[1]	• Revenues of CHF ~20 billion
• Profit before tax of CHF ~6 billion
• Cost-to-income ratio of ~70%
• Assets (excluding PRVs) of CHF ~550 billion

Wealth Management Americas	• Profit before tax >CHF 1 billion
• Cost-to-income ratio of between 80-85%

Global Asset Management	• Profit before tax CHF ~1.3 billion
• Operating income >CHF 3 billion
• Cost-to-income ratio of 50-60%

Asia Pacific[2]	• 66% revenue growth to CHF ~8.5 billion from current levels

Total Balance Sheet Assets (IFRS)	• CHF ~1.5 trillion
Total Balance Sheet excl PRVs
• CHF ~1 trillion

1	Targets are “normalized” by excluding all IB residual risk positions and related costs and restructuring charges, assuming that credit loss expense will equate to the 2004-2009 average (excluding reclassified assets), and applying funding cost assumptions based on 3rd quarter 2009 funding. On this basis the Investment Bank’s profit before tax for the nine months ended 30 September 2009 was approximately CHF 2.5 billion.

2	The Investment Bank component of the Asia Pacific targets is based on “normalized” targets
The Group and divisional plans reflect: the different way in which UBS will be managed, the renewed — and improved — focus on performance and the protection of the Group’s reputation. Integration will be a key underlying force of the new UBS and will be enhanced through a systematic approach with explicit structures and incentives.
Wealth Management & Swiss Bank
Wealth Management: UBS remains the world’s leading wealth management firm with number one market positions in Europe, Switzerland, Asia Pacific and certain other emerging markets. Wealth Management has a strong global footprint — it’s represented in 44 countries and has booking centers in 18, along with a highly attractive client base, notably the largest UHNW and HNW franchises globally. It also has broad product capabilities due to its partnership with other UBS divisions.
To meet its medium-term targets, wealth management has launched initiatives to address margin decline, transform the offshore business, accelerate investment in selected onshore markets, expand the firm’s already leading UHNW franchise and realize the benefits of delivering a genuinely integrated product offering.
The higher revenues and gross margins outlined in the medium-term targets of the business are to be achieved by reversing client outflows, improving investment performance and the quality of advice, maintaining its position as an industry cost leader and delivering the integrated firm to clients in a structured and consistent manner.
Outflows are affected by a number of factors including tax amnesties, deleveraging, diversification, consumption, reputation and client adviser attrition. As UBS transitions from financial stability to financial success, clients will regain confidence in the firm, leading to a reversal of the outflows.
External observers have tended to over-estimate the potentially negative impact of European tax amnesties on invested assets. In fact, of CHF 435 billion of total European invested assets, approximately one quarter represents cross-border private client assets in countries neighboring Switzerland and in the UK. UBS already has a strong onshore presence in these markets, which should enable the firm to retain repatriated funds. UBS also expects that invested asset losses in traditional European markets will be offset by inflows from emerging markets.
Swiss Bank: UBS remains the dominant financial services business in Switzerland, and business volumes have stabilized. Based on year-to-date results through 30 September 2009, business volumes are equal to 2008 in Swiss Bank’s retail segment (measured as client assets and mortgages) and exceed 2007 levels in its corporate segment (measured as client assets and loans).
Despite its overall leading position, UBS can improve its penetration of the Swiss market. For example, an increase in the number of products used by each client represents a material growth opportunity for retail and corporate, making integration across all of UBS’s products and businesses in Switzerland the top priority of the leadership team in charge of all activities in the bank’s home market. In the retail segment, students, young professionals, families and pre-retirees will be a special focus. Swiss Bank will distribute its lifecycle products in a systematic and convenient manner.
Investment Bank
The recovery of the Investment Bank is evident. It has taken significant steps to stabilize its business and has hired new talent to execute its strategy. The cash equities, equity capital markets and FX businesses each retain top three global franchises.
The Investment Bank’s strategy is to implement an integrated, flow- and advisory-based, client-centric business model.
The rebuilding of the Fixed Income, Currencies and Commodities (FICC) business is central to the continuing recovery of the Investment Bank. The FICC business aims to generate medium-term quarterly revenues of more than CHF 2.0 billion on a normalized basis, reflecting substantially increased contributions from foreign exchange and money market, rates and emerging markets, and a modestly increased contribution from the credit business. Efforts to reach this target include enhancing the control and infrastructure framework, hiring experienced professionals to drive change, increasing inventory velocity, rebuilding distribution capabilities, returning clients to the heart of the business and improving results.
In the Equities business, the existing derivatives, exchange-traded derivatives and prime brokerage offerings will grow through an enhanced intermediaries platform, a still greater focus on balance sheet efficiency and expanded product offerings for clients. Equities is targeting medium-term normalized quarterly revenues of greater than CHF 1.75 billion.
The Investment Banking Department (IBD) aims to generate quarterly revenues of more than CHF 1 billion. IBD will lead UBS’s corporate marketing and expand its offering of cross-product advisory solutions. The business intends to better leverage senior IBD relationships across UBS and increase cross-product awareness and education.
Global Asset Management
Monetizing improved investment performance across asset classes is a key element of the Global Asset Management strategy. At the end of Q3 2009, eight of the businesses’ 13 key strategies had returned above-benchmark performance in each of the preceding one-, three- and five-year periods. This performance, combined with diversification of the business across geographies, capabilities and distribution channels in recent years, will provide the basis for future growth. Third-party institutional and wholesale distribution will be expanded; cooperation with UBS’s wealth management business increased; and UBS’s existing strong positions in emerging markets — in particular, China, Korea and the Middle East — leveraged, to help the division meet its medium-term objectives.
Global Asset Management expects net new money to be positive starting in 2010 and anticipates that the proportion of its business from third parties will increase in the medium term.
Wealth Management Americas
The recent appointment of Robert J. McCann, chairman and CEO Wealth Management Americas, emphasizes the importance of this division. Within the first two weeks of his appointment, McCann formed a renewal team focused on strategically re-engineering all aspects of the business. Improving the client experience and enhancing the ability of financial advisors (FAs) to address client needs in a challenging market environment are the objectives.
This business currently has a strong foundation with approximately CHF 694 billion of invested assets. Going forward Wealth Management Americas will position itself as an advice-led FA platform through improved FA productivity, a focus on the UHNW and HNW segments and disciplined management resulting in increased profitability.

Asia Pacific
UBS retains the strongest combination of investment banking and wealth management businesses in this fast-growing region. UBS also possesses the breadth and consistency of presence in the region essential for sustained success. Its heritage and excellent competitive position will help the Investment Bank meet its medium-term goals by extending its existing leadership position in equities, IBD and FX and by growing the FICC business. The Wealth Management business will expand in both established and select high-potential domestic markets. Growth rates in Global Asset Management will be maintained. UBS will continue to invest in this important region, which will assist all divisions in meeting their medium-term targets. Asia Pacific is already the firm’s most integrated region, and UBS plans to deliver to clients an ever-more integrated firm in the future.
Capital and Risk
Value at Risk is forecast to progressively increase from current low levels as volumes increase in the Investment Bank’s client-driven flow businesses. Risk-weighted assets are expected to increase from current levels (CHF 211 billion) to approximately CHF 290 billion as a result of both the revised Basel II framework and controlled risk taking in the Investment Bank. UBS will seek to further improve its leverage ratio to over 5% and reduce the level of FINMA adjusted assets used to calculate the ratio to about CHF 800 billion. Regulatory capital changes currently being considered are likely to require a restrictive dividend policy for some time to come.
“We will place our clients at the center of all our activities, focus on implementation and execution, not dilute shareholders, satisfy regulatory requirements and live the values of truth, clarity and performance that will shape our organization in the future. We are deeply and personally committed to making this new UBS happen,” said Grübel.
More UBS Investor Day website (at http://www.ubs.com/1/e/investors/investorday2009.html)
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This release contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS’s activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS’s competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding
Numbers presented throughout this release may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: November 17, 2009